                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                    @plan.inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04962Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Elizabeth Wang                  Scott L. Kaufman
         DoubleClick Inc.                Brobeck, Phleger & Harrison LLP
         450 West 33rd Street            1633 Broadway, 47th Floor
         New York, NY 10001              New York, NY 10019
         (212) 271-8570                  (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               November 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                         (Continued on following pages)

-----------------------------               ------------------------------------
CUSIP NO.  04962Q100           SCHEDULE 13D                    PAGE 2 OF 7 PAGES
-----------------------------               ------------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DoubleClick Inc.                     I.R.S. I.D. # 13-3870996
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ] (b) [x]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS (See Instructions)
            WC, OO

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        [ ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION               State of Delaware
--------------- ------ ---------------------------------------------------------
 NUMBER OF      7      SOLE VOTING POWER                           0
  SHARES
BENEFICIALLY
 OWNED BY
 REPORTING
PERSON WITH

                ------ ---------------------------------------------------------
                8      SHARED VOTING POWER                 5,509,100
                ------ ---------------------------------------------------------
                9      SOLE DISPOSITIVE POWER                      0
                ------ ---------------------------------------------------------
                10     SHARED DISPOSITIVE POWER                    0
--------------- ------ ---------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,509,100
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       48.6%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*                                 CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 3, 2000 (the "Schedule 13D") on behalf of DoubleClick Inc., a Delaware corporation ("DoubleClick"), relating to the common stock, no par value per share (the "Issuer Common Stock") of @plan.inc, a Tennessee corporation (the "Issuer"), whose principal executive office is located at Three Landmark Square, Suite 400, Stamford, Connecticut 06901. There has been no change in the number of shares of Issuer Common Stock held by DoubleClick since the date of the Schedule 13D and, other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. The Schedule 13D is supplementally amended as set forth herein.

                  Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by DoubleClick that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         Pursuant to an Amended and Restated Agreement and Plan of Merger and Reorganization dated as of November 17, 2000 (the "Amended Merger Agreement"), among DoubleClick, Atlas Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of DoubleClick ("AMS"), Atlas Acquisition Corp., a Delaware corporation and wholly owned subsidiary of DoubleClick ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, the Issuer will be merged with and into Merger Sub (the "Merger"). In the Merger, each share of Issuer Common Stock will be converted into the right to receive $8.00 in value, consisting of either a combination of between $1.60 and $4.00 in cash and the remainder in DoubleClick common stock, or $8.00 in cash (the "Merger Consideration"). Under the Amended Merger Agreement, DoubleClick will elect the exact form of the Merger Consideration on the business day prior to the closing. DoubleClick common stock payable in the Merger will be valued at its average closing price for the ten trading days ending one business day prior to the closing date. Any cash portion of the Merger Consideration will be paid from the working capital of DoubleClick. The Merger is subject to the approval of the Amended Merger Agreement by the shareholders of the Issuer and the satisfaction or waiver of certain other conditions as more fully described in the Amended Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Amended Merger Agreement included as Exhibit 1 to this Schedule 13D/A and incorporated herein in its entirety by reference.


                               Page 3 of 7 Pages





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Item 4.  Purpose of Transaction.

         Item 4(a), (b), (g), (h), (i) and (j) of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

         (a) - (b) As described in Item 3 above, this Schedule 13D/A relates to the Merger of Issuer with and into Merger Sub in a merger pursuant to the Tennessee Business Corporation Act and the Delaware General Corporation Law.
At the effective time of the Merger, the separate existence of the Issuer will cease and Merger Sub will continue as the surviving corporation and as a wholly owned subsidiary of DoubleClick (the "Surviving
Corporation"). Holders of outstanding Issuer Common Stock will receive the Merger Consideration in exchange for each share of Issuer Common
Stock held by them immediately prior to the Merger. DoubleClick will assume the Issuer's Second Amended and Restated 1996 Stock Option Plan, 1999 Stock Incentive Plan and 1999 Stock Option Plan for New Employees, each as amended, as well as the outstanding options issued under such plans or certain other agreements, and outstanding warrants to purchase Issuer Common Stock.

         In connection with the execution of the Agreement and Plan of Merger and Reorganization (replaced in its entirety by the Amended Merger Agreement), dated as of September 24, 2000, among DoubleClick, AMS and the Issuer (the "Original Merger Agreement"), certain shareholders (collectively, the "Shareholders") of the Issuer each entered into a Shareholder Agreement, dated as of September 24, 2000 (collectively, with the related irrevocable proxies, the "Shareholder Agreements"), with DoubleClick pursuant to which the Shareholders agreed to vote an aggregate of 5,509,100 shares of Issuer Common Stock (the "Shares") beneficially owned by the Shareholders in favor of approval and adoption of the Original Merger Agreement (provided the Original Merger Agreement shall not have been amended in a manner materially adverse to the interests of the Shareholders) and of the Transaction (as defined in the Shareholders Agreements).

         In connection with the execution of the Amended Merger Agreement, the Shareholders have each entered into Shareholder Letters, dated as of November 17, 2000 (collectively, with the related irrevocable proxies, the "Shareholder Letters") with DoubleClick pursuant to which the Shareholders reaffirmed all of their obligations under the Shareholder Agreements, confirmed that the Amended Merger Agreement was not an amendment to the Original Merger Agreement in a manner materially adverse to their interests and agreed that for purposes of the Shareholders Letter, the Amended Merger Agreement and the transactions contemplated thereby shall replace the Original Merger Agreement and the transactions contemplated thereby. Further, by their execution of the Shareholder Letter, each Shareholder has irrevocably appointed the members of the Board of Directors of DoubleClick (the "Attorney") as his lawful attorney and proxy. Such proxy gives the Attorney the limited right to vote the Shares in all matters related to the Merger. The Shareholders and the number of Shares subject to their respective Shareholder Agreements and Shareholder Letter are set forth in Schedule A hereto, which is incorporated herein by reference. The foregoing summary of the Shareholder Agreements and the Shareholder Letters is qualified in its entirety by reference to the copy of the form of Shareholder Agreement and Shareholder Letter included as Exhibits 2 and 3 to this Schedule 13D/A and incorporated herein in their entirety by reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Shareholders, the Attorney will be limited, at every Issuer shareholders' meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval of the Amended Merger Agreement. The Shareholders may vote the Shares on all other matters. The Shareholder Agreements and the Shareholder Letters terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Amended Merger Agreement and (ii) the date of termination of the Amended Merger Agreement.



                               Page 4 of 7 Pages

                  As a result of the foregoing, DoubleClick and each Shareholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D/A shall not be construed as an admission that DoubleClick is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D/A. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Shareholder Agreements and the Shareholder Letters.

         (g) Upon consummation of the Merger, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware General Corporation Law and such certificate of incorporation; provided, however, that Article I of the Charter of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is @plan.inc". Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that the Bylaws shall be amended to reflect the name change to @plan.inc.

         (h) - (i) Upon consummation of the Merger in accordance with the Amended Merger Agreement, the Issuer Common Stock will be deregistered under the Securities Act of 1933, as amended, and delisted from The Nasdaq Stock Market's National Market.

         (j) Other than as described above, DoubleClick currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D/A (although DoubleClick reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) and (b) of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

         (a)-(b) As a result of the Shareholder Agreements and the Shareholder Letters, DoubleClick may be deemed to be the beneficial owner of the Shares. Such Issuer Common Stock constitutes approximately 48.6% of the issued and shares of Issuer Common Stock based on 11,332,770 outstanding shares of Issuer Common Stock represented by the Issuer as outstanding as of November 1, 2000 in the Amended Merger Agreement.

                  DoubleClick has shared power to vote all of the Shares for the limited purposes described above in connection with the Shareholder Agreements and the Shareholder Letters. However, (i) DoubleClick does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Shareholder Agreements and the Shareholder Letters and (ii) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Shareholder Agreements and the Shareholder Letters. As a result of the foregoing, DoubleClick and each Shareholder may be deemed to




                               Page 5 of 7 Pages
have formed a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D/A shall not be construed as an admission that DoubleClick is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D/A. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Shareholder Agreements and the Shareholder Letters. To the best of DoubleClick's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A to the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby Amended and Restated to read in its entirety as follows:

                  Other than as described in Item 4 and incorporated herein by reference, to the knowledge of DoubleClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Schedule A to the Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and Restated to read in its entirety as follows:

         The following documents are filed as exhibits:

         1. Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of November 17, 2000, among DoubleClick Inc., a Delaware corporation, Atlas Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of DoubleClick Inc., @plan.inc, a Tennessee corporation and Atlas Acquisition Corp., a Delaware corporation and wholly owned subsidiary of DoubleClick Inc.*

         2. Form of Shareholder Agreement and irrevocable proxy, dated as of September 24, 2000, by and among DoubleClick Inc., a Delaware corporation, and certain shareholders of @plan.inc, a Tennessee corporation.**

         3. Form of Shareholder Letter and irrevocable proxy, dated as of November 17, 2000, by and among DoubleClick Inc., a Delaware corporation, and certain shareholders of @plan.inc, a Tennessee corporation.***

------------------------

         * Incorporated herein by reference to Exhibit 2.1 of the current report on Form 8-K/A filed by @plan.inc with the Securities and Exchange Commission on November 20, 2000 (the "8-K/A").

         ** Incorporated herein by reference to Annex A to Exhibit 2.1 of the current report on Form 8-K filed by @plan.inc. with the Securities and Exchange Commission on September 27, 2000.

        *** Incorporated herein by reference to Exhibit 4.1 of the 8-K/A.



                               Page 6 of 7 Pages





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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2000


                                               DOUBLECLICK INC.


                                               By: /s/ Stephen R. Collins
                                                   ---------------------------
                                                   Stephen R. Collins
                                                   Chief Financial Officer



                               Page 7 of 7 Pages

                                   SCHEDULE A
                                   ----------

                                                     SHARES BENEFICIALLY OWNED
                                                SUBJECT TO THE SHAREHOLDER AGREEMENT
STOCKHOLDER                                            AND SHAREHOLDER LETTER
------------------                             ------------------------------------
Mark K. Wright                                          504,900
Richland Ventures, L.P.                                 1,980,000
Richland Ventures II, L.P.                              1,800,000
Roger J. Thomson                                        124,200
Blue Chip Capital Fund II, Limited Partnership          265,000
Miami Valley Ventures Fund L.P.                         135,000
Massey Burch Venture Fund I, L.P.                       500,000
Gary R. Haynes                                          200,000


                                      A-1